ANCESTRY.COM INC.

360 West 4800 North

Provo, UT 84604

July 25, 2013

Via Electronic Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re:	Ancestry.com Inc.

Registration Statement on Form S-4

Filed June 6, 2013

File No. 333-189129

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ancestry.com Inc. (the “Company”), together with the other guarantor registrants, hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2013 (as amended, the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Time on Friday July 26, 2013, or as soon thereafter as it is practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

ANCESTRY.COM INC.

By:	/s/ William Stern
Name:	William Stern
Title:	General Counsel and Corporate Secretary